EXHIBIT 99.1

News Release

Descartes Completes Acquisition of Integrated Export Systems Business

WATERLOO, Ontario, June 15, 2012 – Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced the closing of its acquisition of substantially all of the assets of Integrated Export Systems, Ltd. and IES Asia Limited (collectively referred to as “IES”). Previously, on June 13, 2012, Descartes announced the signing of the definitive agreement to acquire these assets from IES, subject to fulfilment of typical closing conditions.

The all cash purchase price for the acquisition of the IES business was US$ 35.0 million, with Descartes acquiring approximately US$ 0.8 million in working capital.

About IES

For more information about IES, please visit www.iesltd.com.

About Descartes

Descartes is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes' B2B network, the Global Logistics Network, integrates more than 35,000 trading partners to our cloud-based Logistics Technology Platform to unite their businesses in commerce. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

Descartes Investor Contact
Laurie McCauley
investor@descartes.com
(519) 746-6114 x 2358

The Descartes Systems Group Inc.    |    TSX: DSG    |    NASDAQ: DSGX    |    120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada

Toll Free 800.419.8495 | Int‘l 519.746.8110 | info@descartes.com | www.descartes.com